Exhibit 5.1

RICHMOND LAW, PLC

Brian D. Bertonneau, Esq.	10321 Washington Highway
bbertonneau@gmail.com	Glen Allen, VA 23059
Phone: (804) 938-8778
Fax: (877) 736-3414

November 21, 2009

Board of Directors

RoomStore, Inc.

12501 Patterson Avenue

Richmond, VA 23238

Gentlemen:

I currently serve as Corporate Secretary for RoomStore, Inc. (the “Company”), as well as primary outside legal counsel. I have been requested to render an opinion regarding the 7,006,520 shares of common stock of the Company, to be registered under RoomStore Inc.’s Registration Statement on Form S-1 (the “Registration Statement”). In connection with this request, I have examined: (a) the Articles of Incorporation of the Company, as amended, (b) the Bylaws of the Company, as amended (c) the Registration Statement, (d) various meeting minutes and consents of the Company’s Board of Directors, and (e) such other Company records and documents that I deemed relevant.

Based on this review, it is my opinion that: (a) RoomStore, Inc. is a Virginia corporation duly organized, validly existing and in good standing, and is qualified to do business in each jurisdiction where such qualification is required, and (b) when sold, the 7,006,520 of shares covered by the Registration Statement will be legally issued, and are fully paid and non-assessable under the laws of the Commonwealth of Virginia.

I consent to the use of this opinion in the Registration Statement, including the reproduction of this opinion as an exhibit in the Company’s Registration Statement. I also consent to being named in the Registration Statement.

Sincerely,

/s/ Brian D. Bertonneau
Brian D. Bertonneau